Exhibit 99.4
BROOKFIELD PROPERTIES CORPORATION
(Incorporated under the laws of Canada)
PROXY
PROXY, solicited by Management, for the Annual Meeting of Shareholders of Brookfield Properties Corporation to be held on Thursday, April 30, 2009 in New York City at the 300 Madison Avenue Auditorium at 10:00 a.m. (e.s.t.).
The undersigned registered shareholder of Brookfield Properties Corporation (the “Corporation”) hereby appoints GORDON E. ARNELL, or failing him RICHARD B. CLARK (or in lieu thereof. . . . . . .         . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . ), as proxy of the undersigned, with the power of substitution, to attend and vote on behalf of the undersigned at the Annual Meeting of Shareholders (the “Meeting”) of the Corporation to be held on Thursday, April 30, 2009, and at any adjournments or postponements thereof, on the following matters:
A. Election of Directors (The Corporation has cumulative voting for director nominees. See note 5 below.)

			FOR	WITHHOLD				FOR	WITHHOLD
1.	Mr. Gordon E. Arnell	w	☐	☐	7.	Mr. Paul D. McFarlane	w	☐	☐
2.	Mr. William T. Cahill	w	☐	☐	8.	Mr. Allan S. Olson	w	☐	☐
3.	Mr. Richard B. Clark	w	☐	☐	9.	Ms. Linda D. Rabbitt	w	☐	☐
4.	Mr. Jack L. Cockwell	w	☐	☐	10.	Mr. Robert L. Stelzl	w	☐	☐
5.	Mr. J. Bruce Flatt	w	☐	☐	11.	Ms. Diana L. Taylor	w	☐	☐
6.	Mr. Roderick D. Fraser	w	☐	☐	12.	Mr. John E. Zuccotti	w	☐	☐
B. Appointment of Auditors (mark only one of “FOR” or “WITHHOLD”)
☐	FOR the appointment of Deloitte & Touche LLP as auditors and authorizing the directors to fix the auditors’ remuneration; or

☐	WITHHOLD from voting on the appointment of Deloitte & Touche LLP as auditors and authorizing the directors to fix the auditors’ remuneration.
In addition, the undersigned appoints such person as proxy to vote and act as aforesaid upon any amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and on all other matters that may properly come before the Meeting. The shares represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by proxies received by Management will be voted FOR each of the director nominees (shared equally among such nominees) and FOR the appointment of Deloitte & Touche LLP as auditors and in favour of Management’s proposals generally.

Name of Shareholder:

Number of Common Shares:

Number of Class A Redeemable Voting Preferred Shares:

Date: , 2009

Signature of Registered Shareholder

NOTES:
1.	If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed to the shareholders by Management of the Corporation.

2.	If the shareholder completing this proxy is an individual, please sign exactly as your shares are registered.

If the shareholder completing this proxy is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

In many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled “Voting Information - Non-Registered Holders” and “Voting Information — Revocation” in the accompanying Management Proxy Circular and carefully follow the instructions of their securities dealer or other intermediary.

3.
To be valid, this proxy must be signed and mailed to the Secretary of Brookfield Properties Corporation, c/o CIBC Mellon Trust Company, using the return envelope enclosed, or by mail or facsimilie to CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario MIS 0A1, Attention Proxy Department (or if delivered by facsimile at 416-368-2502) or by courier or hand delivery to CIBC Mellon Trust Company, 320 Bay Street, Banking Hall Level, Toronto, Ontario M5H 4A6 not later than the close of business on Tuesday, April 28, 2009 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting.

4.
Every shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) to represent him or her at the Meeting other than the Management representatives designated in this proxy. If you wish to appoint a person other than the Management representatives herein, please insert the name of your chosen proxyholder in the space provided and deliver the completed proxy to the Secretary of the Corporation as set out above.

5.
All shareholders should refer to the accompanying Notice of Annual Meeting of Shareholders and the accompanying Management Proxy Circular (including the section entitled “Election of Directors”) for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

Under cumulative voting, each holder of common shares entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by such shareholder, multiplied by the number of directors to be elected by the holders of common shares, and such shareholder may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. If a shareholder desires to distribute votes otherwise than equally among the nominees for whom such shareholder has directed persons in this proxy to vote, such shareholder must do so personally at the meeting, or by another proxy.

On any ballot that may be called for the election of directors by the holders of common shares, Management intends to cast the votes to which the shares represented by such proxy are entitled equally among all the proposed nominees that the shareholder has authorized Management to vote for in this proxy unless otherwise directed by the shareholder who has given such proxy.

6.
If a share is held by two or more persons (for example, joint ownership, trustees, executors, etc.) any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.